SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Nabi Biopharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
                              --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      629519109              SCHEDULE 13D         PAGE 2 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                HARVEST MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,615,658
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,615,658
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,615,658
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       629519109             SCHEDULE 13D         PAGE 3 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JAMES MORGAN RUTMAN
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,615,658
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,615,658
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,615,658
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       629519109             SCHEDULE 13D         PAGE 4 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                NATHANIEL BOHRER
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,615,658
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,615,658
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,615,658
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       629519109             SCHEDULE 13D         PAGE 5 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                MARJORIE GOCHBERG KELLNER
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,615,658
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,615,658
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,615,658
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      629519109              SCHEDULE 13D         PAGE 6 OF 11 PAGES
------------------------------                             ---------------------

Item 1.           SECURITY AND ISSUER

        This statement relates to the shares of common stock, par value $0.10 (the "Shares"), of Nabi Biopharmaceuticals (the "Issuer"). The principal executive office of the Issuer is located at 5800 Park of Commerce Boulevard N.W., Boca Raton, Florida 33487.

ITEM 2.           IDENTITY AND BACKGROUND

        (a) This statement is filed by Harvest Management, L.L.C. ("Harvest Management"), James Morgan Rutman, Nathaniel Bohrer and Marjorie Gochberg Kellner (collectively, the "Reporting Persons"). Harvest Management is filing this Schedule 13D with respect to the Shares beneficially owned by the following accounts under its management, which Harvest Management may be deemed to beneficially own: Harvest Capital, L.P., Harvest Offshore Investors Ltd., CL Harvest, LLC, Harvest AA Capital, L.P., New Americans, L.L.C. and TE Harvest Portfolio, Ltd (collectively, the "Holders"). James Morgan Rutman, Nathaniel Bohrer and Marjorie Gochberg Kellner are each principals of Harvest Management and thus may be deemed to beneficially own the Shares beneficially owned by Harvest Management. The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

        (b) The principal business address of the Reporting Persons is c/o Harvest Management, L.L.C., 600 Madison Avenue, 11th Floor, New York, New York 10022.

        (c) The principal business of Harvest Management is providing investment management services to accounts under their management. James Morgan Rutman, Nathaniel Bohrer and Marjorie Gochberg Kellner are each principals of Harvest Management.

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Each of James Morgan Rutman, Nathaniel Bohrer and Marjorie Gochberg Kellner is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein were derived from the available capital of the Holders. A total of approximately $24,482,815 was paid to acquire such Shares.

---------------------------                                 -------------------
CUSIP NO.      629519109             SCHEDULE 13D           PAGE 7 OF 11 PAGES
---------------------------                                 -------------------

ITEM 4.           PURPOSE OF TRANSACTION.

        The Reporting Persons previously filed a Schedule 13G with respect to the Shares on February 10, 2006.

        The Reporting Persons originally acquired the Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

        On May 1, 2006, the Issuer sent a letter to another large shareholder stating that the Issuer's current management remains committed to attempting to execute its strategic plan for the next two years as opposed to considering other avenues to maximize shareholder value in the near term. The Reporting Persons believe that the current investment environment is extremely attractive for vaccine products and thus should greatly favor the Issuer. However, the Reporting Persons are concerned that the Issuer's current management and board of directors is not the best qualified to maximize the value of the scientific work of the Issuer's excellent research personnel. Specifically, the Issuer's current management has twice failed to successfully complete a pivotal confirmatory trial for StaphVax, and also has been unable to even secure European approvals for currently marketed products PhosLo and Nabi-HB, both of which were expected long ago. The Issuer's stock is now trading at approximately half of the level it traded ten years ago. Accordingly, the Reporting Persons believe that the significant intrinsic value of the Issuer's assets can be much better realized as part of a larger, more experienced organization.

        The Issuer's 2006 annual meeting of stockholders (the "Annual Meeting") is scheduled to be held on May 12, 2006. The Reporting Persons will not attend or vote the Shares at the Annual Meeting and intend to encourage certain other of the Issuer's shareholders to take similar actions in an effort to deny the presence of a quorum and force the Issuer to reschedule the Annual Meeting. The Reporting Persons believe, based on the Issuer's By-Laws, that should such rescheduling require the issuance of a new notice of meeting by the Issuer, then the Reporting Persons would be entitled to give notice to the Issuer of their intention to propose certain actions to be included on the agenda at the rescheduled Annual Meeting. If entitled to do so, the Reporting Persons currently intend to give such notice, which may include the nomination of persons to be elected to the Issuer's board of directors and/or propose other actions designed to seek to maximize shareholder value of the Issuer.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

---------------------------                                 -------------------
CUSIP NO.      629519109             SCHEDULE 13D           PAGE 8 OF 11 PAGES
---------------------------                                 -------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on May 1, 2006, Harvest Management may be deemed to beneficially own the 5,615,658 Shares beneficially owned by the following accounts under its management, constituting approximately 9.4% of the Shares outstanding: 1,039,409 Shares beneficially owned by Harvest Capital, L.P.; 2,073,583 Shares beneficially owned by Harvest Offshore Investors Ltd.; 140,747 Shares beneficially owned by CL Harvest, LLC; 177,158 Shares beneficially owned by Harvest AA Capital, L.P.; 320,376 Shares beneficially owned by New Americans, L.L.C.; and 1,864,385 Shares beneficially owned by TE Harvest Portfolio, Ltd. James Morgan Rutman, Nathaniel Bohrer and Marjorie Gochberg Kellner are each principals of Harvest Management and thus may be deemed to beneficially own the 5,615,658 beneficially owned by Harvest Management, constituting approximately 9.4% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 59,517,041 Shares outstanding, which is the total number of Shares outstanding as of March 24, 2006 as reported in the Issuer's Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on April 7, 2006.

        (b) Each of the Reporting Persons have shared voting and dispositive powers over the 5,615,658 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected on the open market.

        (d) No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -  Joint Acquisition Statement, dated May 2, 2006

---------------------------                                 -------------------
CUSIP NO.      629519109             SCHEDULE 13D           PAGE 9 OF 11 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2006


                                  HARVEST MANAGEMENT, L.L.C.

                                  By:  /s/  Marjorie Gochberg Kellner
                                       ------------------------------------
                                       Name: Marjorie Gochberg Kellner
                                       Title: Managing Member


                                  /s/ James Morgan Rutman
                                  -----------------------------------------
                                  JAMES MORGAN RUTMAN




                                  /s/ Nathaniel Bohrer
                                  -----------------------------------------
                                  NATHANIEL BOHRER




                                  /s/ Marjorie Gochberg Kellner
                                  -----------------------------------------
                                  MARJORIE GOCHBERG KELLNER

---------------------------                                 -------------------
CUSIP NO.      629519109             SCHEDULE 13D           PAGE 10 OF 11 PAGES
---------------------------                                 -------------------

                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated May 2, 2006

---------------------------                                 -------------------
CUSIP NO.      629519109             SCHEDULE 13D           PAGE 11 OF 11 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A
                   TRANSACTIONS IN THE SHARES BY THE REPORTING
                         PERSON DURING THE PAST 60 DAYS

HARVEST CAPITAL, L.P.

 Date of Transaction          Shares Purchased (Sold)            Price Per Share
 -------------------          -----------------------            ---------------
       3/6/2006                        9,072                          $4.18
       3/7/2006                       17,964                          $4.10
       3/8/2006                        5,000                          $4.07
      3/13/2006                       10,332                          $4.27
      3/16/2006                        4,493                          $4.69
      3/17/2006                        6,290                          $4.97
      3/17/2006                       13,479                          $4.98
      3/20/2006                        4,495                          $4.93
      3/21/2006                        8,991                          $5.37
      3/22/2006                       17,981                          $5.63
      3/23/2006                         899                           $5.45
      3/23/2006                       13,213                          $5.39
      3/24/2006                       17,979                          $5.61
      3/27/2006                       17,978                          $5.68
      3/28/2006                       32,362                          $5.43
      3/28/2006                        3,596                          $5.38
      3/29/2006                       17,978                          $5.55
      3/30/2006                       22,977                          $5.58
      3/31/2006                        8,990                          $5.66
       4/3/2006                       44,057                          $5.52
       4/6/2006                       19,536                          $5.63
       4/7/2006                        6,494                          $5.75
      4/10/2006                       18,714                          $5.73
      4/11/2006                       27,638                          $5.53
      4/17/2006                        2,138                          $5.60
      4/18/2006                       14,529                          $6.15
      4/18/2006                       20,857                          $6.05
                      (16,551) Shares underlying the sale of
      4/18/2006               237 convertible notes                 $869.00*
                      (36,803) Shares underlying the sale of
      4/18/2006               527 convertible notes                 $869.00*
                      (28,353) Shares underlying the sale of
      4/18/2006               406 convertible notes                 $869.00*
      4/19/2006                        4,151                          $6.65
      4/26/2006                        4,772                          $6.23
      4/27/2006                        6,992                          $6.01
*Represents the sale price per convertible note.


HARVEST OFFSHORE INVESTORS LTD.

 Date of Transaction          Shares Purchased (Sold)            Price Per Share
 -------------------          -----------------------            ---------------
       3/6/2006                       19,154                          $4.18
       3/7/2006                       37,928                          $4.10
       3/8/2006                       11,000                          $4.07
      3/13/2006                       21,811                          $4.27
      3/16/2006                        9,481                          $4.69
      3/17/2006                       13,272                          $4.97
      3/17/2006                       28,440                          $4.98
      3/20/2006                        9,483                          $4.93
      3/21/2006                       18,970                          $5.37
      3/22/2006                       37,941                          $5.63
      3/23/2006                        1,897                          $5.45
      3/23/2006                       27,891                          $5.39
      3/24/2006                       37,944                          $5.61
      3/27/2006                       37,949                          $5.68
      3/28/2006                       68,310                          $5.43
      3/28/2006                        7,590                          $5.38
      3/29/2006                       37,947                          $5.55
      3/30/2006                       48,485                          $5.58
      3/31/2006                       18,972                          $5.66
       4/6/2006                       38,954                          $5.63
       4/7/2006                       12,949                          $5.75
      4/10/2006                       23,243                          $5.73
      4/11/2006                       55,115                          $5.53
      4/17/2006                        4,262                          $5.60
      4/18/2006                       28,791                          $6.15
      4/18/2006                       41,335                          $6.05
                      (14,805) Shares underlying the sale of
      4/18/2006               232 convertible notes                 $869.00*
                      (85,687) Shares underlying the sale of
      4/18/2006               1,227 convertible notes               $869.00*
                      (65,854) Shares underlying the sale of
      4/18/2006               943 convertible notes                 $869.00*
      4/19/2006                        8,228                          $6.65
      4/26/2006                        9,467                          $6.23
      4/27/2006                       13,925                          $6.01
*Represents the sale price per convertible note.


CL HARVEST, LLC

 Date of Transaction          Shares Purchased (Sold)            Price Per Share
 -------------------          -----------------------            ---------------
       3/6/2006                        1,287                          $4.18
       3/7/2006                        2,548                          $4.10
       3/8/2006                        1,000                          $4.07
      3/13/2006                        1,465                          $4.27
      3/16/2006                          637                          $4.69
      3/17/2006                          891                          $4.97
      3/17/2006                        1,911                          $4.98
      3/20/2006                          637                          $4.93
      3/21/2006                        1,274                          $5.37
      3/22/2006                        2,549                          $5.63
      3/23/2006                          128                          $5.45
      3/23/2006                        1,872                          $5.39
      3/24/2006                        2,547                          $5.61
      3/27/2006                        2,547                          $5.68
      3/28/2006                        4,586                          $5.43
      3/28/2006                          509                          $5.38
      3/29/2006                        2,547                          $5.55
      3/30/2006                        3,256                          $5.58
      3/31/2006                        1,274                          $5.66
       4/3/2006                          109                          $5.52
       4/6/2006                        2,644                          $5.63
       4/7/2006                          879                          $5.75
      4/10/2006                        2,584                          $5.73
      4/11/2006                        3,740                          $5.53
      4/17/2006                          289                          $5.60
      4/18/2006                        1,959                          $6.15
      4/18/2006                        2,340                          $6.10
                       (2,025) Shares underlying the sale of
      4/18/2006               29 convertible notes                  $869.00*
                       (4,749) Shares underlying the sale of
      4/18/2006               68 convertible notes                  $869.00*
                       (3,701) Shares underlying the sale of
      4/18/2006               53 convertible notes                  $869.00*
      4/19/2006                        1,336                          $6.24
      4/26/2006                        1,373                          $6.17
      4/27/2006                        1,854                          $6.09
*Represents the sale price per convertible note.


HARVEST AA CAPITAL, L.P.

 Date of Transaction          Shares Purchased (Sold)            Price Per Share
 -------------------          -----------------------            ---------------
       3/6/2006                        1,555                          $4.18
       3/7/2006                        3,079                          $4.10
       3/8/2006                        1,000                          $4.07
      3/13/2006                        1,770                          $4.27
      3/16/2006                          770                          $4.69
      3/17/2006                        1,078                          $4.97
      3/17/2006                        2,310                          $4.98
      3/20/2006                          770                          $4.93
      3/21/2006                        1,539                          $5.37
      3/22/2006                        3,079                          $5.63
      3/23/2006                          154                          $5.45
      3/23/2006                        2,263                          $5.39
      3/24/2006                        3,079                          $5.61
      3/27/2006                        3,079                          $5.68
      3/28/2006                        5,542                          $5.43
      3/28/2006                          616                          $5.38
      3/29/2006                        3,078                          $5.55
      3/30/2006                        3,934                          $5.58
      3/31/2006                        1,539                          $5.66
       4/3/2006                        6,409                          $5.52
       4/6/2006                        3,328                          $5.63
       4/7/2006                        1,106                          $5.75
      4/10/2006                        3,391                          $5.73
      4/11/2006                        4,707                          $5.53
      4/17/2006                          364                          $5.60
      4/18/2006                        2,466                          $6.15
      4/18/2006                        2,944                          $6.10
                        (349) Shares underlying the sale of
      4/18/2006               5 convertible notes                   $869.00*
                       (7,612) Shares underlying the sale of
      4/18/2006               109 convertible notes                 $869.00*
                       (5,866) Shares underlying the sale of
      4/18/2006               84 convertible notes                  $869.00*
      4/19/2006                        1,681                          $6.24
      4/26/2006                        1,727                          $6.17
      4/27/2006                        2,330                          $6.09
*Represents the sale price per convertible note.


NEW AMERICANS, L.L.C.

 Date of Transaction          Shares Purchased (Sold)            Price Per Share
 -------------------          -----------------------            ---------------
       3/6/2006                        2,783                          $4.18
       3/7/2006                        5,511                          $4.10
       3/8/2006                        2,000                          $4.07
      3/13/2006                        3,169                          $4.27
      3/16/2006                        1,377                          $4.69
      3/17/2006                        1,929                          $4.97
      3/17/2006                        4,133                          $4.98
      3/20/2006                        1,377                          $4.93
      3/21/2006                        2,755                          $5.37
      3/22/2006                        5,507                          $5.63
      3/23/2006                          275                          $5.45
      3/23/2006                        4,050                          $5.39
      3/24/2006                        5,510                          $5.61
      3/27/2006                        5,509                          $5.68
      3/28/2006                        9,917                          $5.43
      3/28/2006                        1,102                          $5.38
      3/29/2006                        5,510                          $5.55
      3/30/2006                        7,041                          $5.58
      3/31/2006                        2,755                          $5.66
       4/3/2006                       17,859                          $5.52
       4/6/2006                        6,092                          $5.63
       4/7/2006                        2,025                          $5.75
      4/10/2006                        5,954                          $5.73
      4/11/2006                        8,620                          $5.53
      4/17/2006                          667                          $5.60
      4/18/2006                        3,279                          $6.15
      4/18/2006                        4,156                          $6.08
                       (1,467) Shares underlying the sale of
      4/18/2006               21 convertible notes                  $869.00*
                       (8,939) Shares underlying the sale of
      4/18/2006               128 convertible notes                 $869.00*
                       (6,844) Shares underlying the sale of
      4/18/2006               98 convertible notes                  $869.00*
      4/19/2006                        1,843                          $6.31
      4/26/2006                        1,929                          $6.18
      4/27/2006                        3,035                          $6.07
*Represents the sale price per convertible note.


TE HARVEST PORTFOLIO, LTD.

 Date of Transaction          Shares Purchased (Sold)            Price Per Share
 -------------------          -----------------------            ---------------
       3/6/2006                       16,649                          $4.18
       3/7/2006                       32,970                          $4.10
       3/8/2006                       10,000                          $4.07
      3/13/2006                       18,953                          $4.27
      3/16/2006                        8,242                          $4.69
      3/17/2006                       11,540                          $4.97
      3/17/2006                       24,727                          $4.98
      3/20/2006                        8,238                          $4.93
      3/21/2006                        1,000                          $4.83
      3/21/2006                       16,471                          $5.37
      3/22/2006                       32,943                          $5.63
      3/23/2006                        1,647                          $5.45
      3/23/2006                       24,211                          $5.39
      3/24/2006                       32,941                          $5.61
      3/27/2006                       32,938                          $5.68
      3/28/2006                       59,283                          $5.43
      3/28/2006                        6,587                          $5.38
      3/29/2006                       32,940                          $5.55
      3/30/2006                       42,090                          $5.58
      3/31/2006                       16,470                          $5.66
       4/3/2006                       61,566                          $5.52
       4/6/2006                       35,446                          $5.63
       4/7/2006                       11,782                          $5.75
      4/10/2006                       34,914                          $5.73
      4/11/2006                       50,180                          $5.53
      4/17/2006                        3,880                          $5.60
      4/18/2006                       18,976                          $6.15
      4/18/2006                       24,077                          $6.08
                      (29,051) Shares underlying the sale of
      4/18/2006               416 convertible notes                 $869.00*
                      (37,781) Shares underlying the sale of
      4/18/2006               541 convertible notes                 $869.00*
                      (34,368) Shares underlying the sale of
      4/18/2006               496 convertible notes                 $869.00*
      4/19/2006                       10,614                          $6.31
      4/26/2006                       11,118                          $6.18
      4/27/2006                       17,554                          $6.07
*Represents the sale price per convertible note.